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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2008

Commission File Number   001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F28 Tower B, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

This Form 6-K consists of the following exhibits attached hereto:

1.	Press release dated December 10, 2008, relating to Yucheng Developing Call Center for the Bank of China Using Siebel CRM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: December 10, 2008	By:	/s/ Remington Hu
	Name:	Remington Hu
	Title:	Chief Financial Officer

*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                                           Description

1.	Press release dated December 10, 2008, relating to Yucheng Developing Call Center for the Bank of China Using Siebel CRM

Yucheng Develops Call Center for the Bank of China Using Siebel CRM

Beijing, December 10, 2008 /Xinhua-PRNewswire-FirstCall/ -- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China’s banking industry, today announced that it will develop a new call center for the Bank of China (BOC) worth USD 5 million utilizing Siebel’s integrated CRM platform.

Yucheng, in collaboration with Oracle, will develop and integrate the CRM software for a unified 1,000 seat call center for BOC. The call center will centralize customer service from previously stand-alone provincial call center systems, creating a single integrated CRM platform.  By integrating customer relationship information with customer transaction data, BOC is hoping to better understand individual customers and gain market insights that will translate into better customer services and increased profitability per customer.

Yucheng recently hired a CRM team with a superb track record and a deep understanding of how to translate client requirements into the technical modules of a Siebel-based CRM environment.  Yucheng’s expanded management-related solutions group will work with clients to define, deploy and integrate CRM solutions into their regular business. To ensure the value of our client’s investments, the team will also provide training, product enhancements and maintenance services.

Mr. Weidong Hong, CEO of Yucheng Technologies stated, “We are pleased to work with both BOC and Oracle on this landmark CRM win.  The Siebel CRM technology should allow BOC to capture more cross-selling opportunities and increase its customer retention rates.

“We are confident that our expanded CRM team’s strong Siebel CRM implementation capabilities and successful reference sites, combined with Yucheng’s market leading position in management-related solutions will allow us to better support the evolving technology needs of our extensive customer base.”

Management-related solutions enable management teams to better understand their business.  This solution segment is comprised of business intelligence, risk management, enterprise resource management and customer relationship management.  According to the IDC, the management-related solutions market is valued at approximately USD 320 million in 2009, including the USD 50 million for the CRM segment.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 2,000 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in 23 cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) channel-related IT solutions, such as web banking and call centers; (ii) business-related processing solutions, such as core banking systems, foreign exchange and treasury management; and (iii) management-related IT solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS merchant acquiring services in partnership with banks in China.

About the Bank of China

Founded in 1912 and headquartered in Beijing, the Bank of China (BOC) is one of China’s four state-owned commercial banks. From 1929, the BOC successively opened branches in global financial centers, and has built up its network in 27 countries and regions. Currently, it has over 10,000 domestic operations and over 600 overseas operations. Members of the group include BOC Hong Kong, BOC International, BOCG Insurance and other financial institutions. BOC provides a comprehensive range of high-quality financial services to individual and corporate customers as well as financial institutions worldwide. Its businesses cover commercial banking, investment banking and insurance, with a focus on commercial banking, including corporate and retail banking, treasury business and financial institutions banking. As of September 30, 2008 BOC has total assets of RMB 6,593 billion.

For Further Information

New York: Mr. Jim Preissler	+1 646 383 4832
jpreissler@yuchengtech.com

Beijing: Ms. Rebecca Alexander	+1 914 613 3648
ralexander@yuchengtech.com

+86 10 5913 7998

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.